Exhibit 1

ITEM 1

TAT Technologies Announces Certain Amendments to the Proxy Statement for its
Annual Shareholders’ Meeting Scheduled for November 14, 2013

GEDERA, Israel, November 4, 2013 – TAT Technologies Ltd. (Nasdaq: TATT – News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, today announced that it has amended its proxy statement originally filed on October 10, 2013 and the related appendixes (the “Proxy Statement”), as follows:

1)
Certain amendments to the compensation policy for the Company's office holders (the "Compensation Policy"), which was originally attached as Appendix C, under Item 4 - “Approval of a Compensation Policy for the Company's Office Holders”, to the Proxy Statement as detailed hereunder:

a)	Section 9.4.4 of the Compensation Policy was revised to include a full and complete list of the Company's measurable targets.

b)	Section 9.4.8 and 9.4.9 were deleted from the Compensation Policy in order to limit the discretion of the board of directors to revise the On Target Cash Plan.

c)
Section 9.4.8 of the Compensation Policy was revised, stating that the Company’s Targets and/or Personal Targets with respect to the Active Chairman and CEO, adjusted by one-time extra-ordinary events, shall be brought for the approval of the General Meeting in accordance with the Law.

d)
Section 9.4.12 of the Compensation Policy was added stating that the Company will include in its year-end filings (i.e. Annual 20F), with respect to the Active Chairman and the CEO, an explanation as to how their On Target Cash Plan was calculated.

e)	Section 9.10 of the Compensation Policy was revised to limit the ability to accelerate non-vested options.

f)	A benchmark study for the Active Chairman and CEO was added as an Appendix A (Section 4.6) to the Compensation Policy.

g)	Section 9.11 of the Compensation Policy was revised as to the maximum exercise price of the options granted by the Company.

Attached to this 6-K is the amended and marked Compensation Policy.

2)
Amendment to section 110 (b) to the Modified Article of Association (the “Modified AOA”), which was  originally attached as Appendix D, under Item 7, to the Proxy Statement, to reflect that the indemnification shall not exceed 25% of the shareholders' equity of the Company according to the Company’s consolidated financial statements, prior to the time the indemnification is paid. Below is the amended language of section 110 (b) with the changes marked in bold:

"In any event, the total amount of indemnification that the Company will pay (in addition to amounts received from an insurance company, if any) to all officers of the Company, in aggregate, shall not exceed, in all circumstances more than 25% the company's shareholders' equity, according to the Company's latest consolidated financial Statements, prior to the date that the indemnity is paid"

3)
Amendment to section 2.2 to the New Indemnification Letter (the “New Indemnification Letter”), which was originally attached as Appendix E, under Item 9, to the Proxy Statement, to reflect that the indemnification shall not exceed 25% of the shareholders' equity of the Company according to the Company’s consolidated financial statements, prior to the time the indemnification is paid. Below is the amended language of section 2.2 with the changes marked in bold:

“The total amount of indemnification that the Company will pay (in addition to amounts received from an insurance company, if any) to all officers of the Company, in aggregate, shall not exceed, in all circumstances, more than 25% the company's shareholders' equity, according to the Company's latest consolidated financial statements, prior to the date that the indemnity is paid provided to the Company pursuant to Section 8 below.”

It should be noted that the approval of the amended Compensation Policy and the grant of the amended New Indemnification Letter to the Company's Directors and to its CEO, as detailed in item 9 of the Proxy Statement, are also subject to the approval of our Compensation Committee and our Board of Directors prior to the approval of the shareholders at this Meeting. These approvals are expected to be conducted at the date of the Meeting.

Please note that the date and time of the Meeting have not changed, and that you may use the form of proxy card and written ballot previously provided with respect to the Meeting.
The Company shall deem the votes submitted in connection with the Meeting as incorporating the items amended herewith.

If you have already submitted your proxy card or written ballot and wish to revise your vote in view of this announcement, please act in accordance with the instructions set forth under the title "Revocability of Proxies/Written Ballots" in the original Proxy Statement for the Meeting.

*   *   *   *   *

About TAT Technologies LTD

TAT Technologies LTD is a leading provider of services and products to the commercial and military aerospace and ground defense industries.

TAT operates under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) OEM of Electric Motion Systems (iii) Heat Transfer Services and Products and (iv) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components.

TAT’s activities in the area of OEM of Heat Management Solutions primarily include the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.
TAT’s activities in the area of OEM of Electric Motion Systems primarily include the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

2

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT also holds approximately 30% of the equity of First Aviation Services, a one-stop-shop for MRO services (wheels, breaks, propellers and landing gear) for the General Aviation Industry.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site: www.tat-technologies.com
Contact:
Yaron Shalem
CFO
Tel: +972-88628501
yarons@tat-technologies.com

3

Appendix C
Executives & Directors Compensation Policy

I.	OVERVIEW

1.	Definitions

Company	TAT TECHNOLOGIES LTD.
Law	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.
Amendment 20	Amendment to the Law which was entered into effect on December 12, 2012.
Compensation Committee	A committee appointed in accordance with section 118A of the Law.
Office Holder	Director, CEO, any person filling any of these positions in a company, even if he holds a different title, and any other excutive subordinate to the CEO, all as defined in section 1 of the Law.
Executive	Office Holder, excluding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, separation package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in section 1 of the Law.

Total Cash Compensation	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value	The value of the total annual Equity Based Components, valued using the same methodology utilized in each annual financial statement of the Company.
Total Compesation	The Total Cash Compensation and the annual Equity Value.

2.	General

2.1.
This compensation policy ("the Policy"), was formulated during an internal process conducted at the Company in compliance with the provision of Amendment 20, and is based on the Company's will to properly balance between its will to reward Office Holders for their achievements and the need to ensure that the Total Compensation is in line with the Company's benefit and overall strategy over time.

2.2.
The purpose of the Policy is to set guidelines for the compensation manner of the Company's Officer Holders. The Company's management and its Board of Directors deem all of the Office Holders of the Company as partners in the Company's success and consequently, derived a comprehensive view with respect to the Company's Office Holders' Compensation. This document presents the indices that derived from the principles of the formulated Policy, as specified hereunder.

2.3.
It is hereby clarified that no statement in this document is intended to vest any right to the Office Holders to whom the principles of the Policy apply, or to any other third party, and not necessarily will use be made of all of the components and ranges presented in this Policy.

2.4.
The indices presented in the Policy are intended to prescribe an adequately broad framework that shall enable the Compensation Committee and Board of Directors of the Company to formulate a personal Compensation Plan for each office Holder or a particular compensation component according to individual circumstances (including unique circumstances) and according to the Company's needs, in a manner that is congruent with the Company's benefit and the Company's overall strategy over time.

2.5.
The Policy is intended to align between the importance of incentivizing Executives to reach personal targets and the need to assure that the overall compensation meets our Company's long term strategic performance and financial objectives. The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package based, among others, on geography, tasks, role, seniority, and capability.

2.6.	The Policy shall provide the Board of Directors with guidelines for exercising discretion under the Company’s equity plans.

3.	Principles of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least once every three years, or as otherwise required by Law. However, to the extent permitted by law, if the shareholders shall oppose approving the Policy, the Compensation Committee and Board of Directors shall be able to approve the Policy, after having held another discussion of the Policy and after having determined, on the basis of detailed reasoning, that, notwithstanding the opposition of the shareholders, the adoption of the Policy is for the benefit of the Company.

3.4.	The compensation of each Office Holder shall be subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

II.	Executive Compensation

4.
When examining and approving Executives’ Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors and shall include them in their considerations and reasoning:

4.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

4.2.	Executive’s role and scope of responsibilities and in accordance with the location in which such Executive is placed.

4.3.	Executive’s previous compensation.

4.4.	The Company’s performance and general market conditions.

4.5.
The ratio between Executives' compensation, including all components of the Executives' Terms of Office and Employment, and the salary of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company, as defined by the Law.

The annual Total Compensation (or annualized, for other than a full time position) of the Company's CEO, active Chairman1 and Executive in terms of full time position shall not exceed 15 times, 30 times and 15 times, respectively, the average annual salary and the median annual salary of the Company's employees.

4.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies. The peer group for the purpose detailed below shall include not less than 4 public companies listed on the Tel Aviv Stock Exchange ("TASE") similar in parameters such as total revenues, market cap, industry and number of employees. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys.

1 Should one be appointed.

Attached as Appendix A is the comparative information with respect to the Active Chairman and the CEO of the Company, that was presented to the Compensation Committee and Board of Directors when approving this Policy.

The Company may use such updated comparative information in the event a new Executive is offered a Total Compensation exceeding 25% of its predecessor in the Company.

5 .	The compensation of each Executive shall be composed of, some or all, of the following components:

5.1.	Fixed components, which shall include, among others: base salary and benefits as may be customary under local customs.

5.2.	Variable components, which may include: cash incentives and equity based compensation.

5.3.	Separation package;

5.4.	Directors & Officers (D&O) Insurance, indemnification and exemption; and

5.5.	Other components, which may include: change in control, relocation benefits, special bonus, etc.

6.
Our philosophy is that our Executives’ compensation mix shall comprise of, some or all, of the following components: annual base salary, performance-based cash incentives and long-term equity based compensation, all in accordance with the position and responsibilities of each Executive, and taking into account the purposes of each component, as presented in the following table:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience inside and outside the Company.	• Individual role, scope and capability based compensation • Market competitiveness in attracting Executives.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, department and individual's periodical and long-term goals and targets.	• Reward periodical accomplishments • Align Executive’ objectives with Company, department and individual's objectives • Market competitiveness in attracting Executives

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings	• Company performance based compensation • Reward long-term objectives • Align individual's objectives with shareholders’ objectives

7.	The compensation package shall be reviewed with each Executive at least once a year, or as may be required from time to time.

8.	Fixed compensation

Base Salary:

8.1.	The base salary shall be determined in accordance with the criterias and considerations as detailed in Section 4 above and shall be approved by the Compensation Committee.

8.2.	The base salary shall not be automatically linked.

8.3.	The maximum monthly base salary for an Office Holder shall be as follows:

Executive Level	Maximum
Active Chairman	NIS 75K (for 35% of a full time position and a proportion of this amount to a different percentage of services).
CEO	NIS 120K (for a full time position)
Other Executives	NIS 60K (for a full time position)

The above maximum base salary shall be examined annualy.

Any deviation from the detailed above with regard to the CEO and/or Active Chairman, shall be brought for the approval of the Compensation Committee, the Board of Directors and the General Meeting of the Company prior to entering into a binding agreement (unless specified otherwise in the Law).

A deviation exceeding 15% of the detailed above with regard to an Executive (excluding CEO and Active Chairman) shall be brought for the approval of the Compensation Committee and the Board of Directors prior to entering into a binding agreement.

Without derogating from the above, a maximum annual raise of up to 5% with regard to an Executive's base salary in a particular year, excluding variable compensation, shall not be deemed a material change of his/her terms of employement, and therefore, shall require the approval of the Compensation Committee only.

In the event an Office Holder provides services to the Company as an independent contractor or via a management company controlled by said Office Holder, and get paid through the issuance of an invoice, then for all purposes in this policy, the base salary for such an Office Holder shall be extracted from actual payment based on normal rate of employment cost.

8.4.
In order to ensure allignment of all components of the Total Compensation, the desired range between such components, in terms of full time position for a given year of Executives in the Company is detailed below:

Executive Level	Fixed compensation, base salary and additional benefits	Variable Compensation
		Performance based cash incenstive compensation	Long term equity based compensation
Active Chairman	60%-90%	10%-40% for the mix of Performance based cash incentive and Equity based compensation
CEO	60%-90%	10%-40% for the mix of Performance based cash incentive and Equity based compensation
Directors	90%-100%	0%-10%
Other Executives	60%-90%	10%-40% for the mix of Performance based cash incentive and Equity based compensation

The actual Variable Compensation ratios shall not exceed from the ratios in the above table (which represent the desired optimal combination of compensation as~~, but~~ the actual ratio may vary according to the performance of the Company in a given year. For example, in a year that an annual bonus was not given or a reduced annual bonus was given, the ratio between the fixed compensation and the total compensation ought to be higher than indicated in the above table).

Benefits:

8.5.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as, part or all, of the following components:

8.5.1.	Pension plan/ Executive insurance as customary.

8.5.2.	Benefits which may be offered as part of the general employee benefits package (such as: pension fund, study fund) in accordance with the local practice of the Company.

8.5.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), as required under local standards and practices.

8.5.4.
An Executive will be entitled to vacation days, in correlation with the Executive’s seniority and position in the Company (generally up to [30] days annualy), and subject to the minimum vacation days requirements per country of employment as well as  the local national holidays.

8.5.5.	Reasonable expenses, including vehicle, daily newspaper, cellphone and meals.

9.	Variable Components

9.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company’s goals, revenues, profitability and other key performance indicators ("KPIs") shall be considered, taking into account Company and department’s long term perspective and the Executive’s position.

9.2.
Variable compensation components shall be comprised of (i) cash components which shall be mostly based on measurable criteria; and (ii) equity components, all taking into consideration periodical and a long term perspective.

9.3.	The Board of Directors shall have the absolute discretion to reduce or cancel any cash incentive.

Cash Incentives

9.4.	Variable Cash Incentive Plan

9.4.1.
The Compensation Committee and Board of Directors may adopt, from time to time, a Cash Incentive Plan, which will set forth for each Executive targets which form such Executive's on target Cash payment (which shall be referred to as the “On Target Cash Plan”) and the rules or formula for calculation of the On Target Cash Plan payment once actual achievements are known.

9.4.2.
The Compensation committee and Board of Directors may include, inter- alia, in the On Target Cash Plan predetermined thresholds and caps, to corelate an Executive’s On Target Cash Plan payments with actual achievements.

9.4.3.
The annual On Target Cash Plan actual payment for the Active Chairman, the CEO and other Executives in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed the ratio set forth in the table in clause 8.4 above.

9.4.4.
The CEO, Active Chairman and other Executives' individual On Target Cash Plan may be composed based on the mix of  (i) the Company Target (as defined below); (ii) Personal ~~KPI~~Target; and (iii) Personal Evaluation. The weight to be assigned to each of the components per each of the executives shall be as set forth in the table below.

	Active Chairman	CEO	CFO	Other Executives
Company Target	100%	80% - 90%	70% - 80%	70% - 80%
Personal KPI	NONE	NONE	10%	10%
Personal Evaluation	NONE	0%-20%	0%-20%2	0%-20%3

The Company Target ~~’s Key Performance Index (KPI)~~ shall be determined in accordance with the following pre-determined ~~two or more measurable~~ targets: (1) Sales budget, in accordance with the Company’s annual budget; (2) Gross Profit, in accordance with the Company’s budget; and (3) EBITDA, in accordance with the Copany’s annual budget ("the Company Target"). ~~Such target may include net profit, revenue growth, reduction in working capital, capital yield, reduction in expense budget, sales of new products, etc.~~

With regard to each one of the Company's measurable targets, reference points shall be determined in terms of numerical values, so that compliance with the precise numerical target as determined in the On Target Cash Plan shall constitute compliance with 100% of the target, and also, numerical values shall be determined which will constitute the lower threshold for compliance with the target. The actual rate of compliance with the targets shall be calculated in accordance with the said reference points.

2 Despite the ratios determined above and subject to amendment of the Companies Law and/or the Companies Regulations and/or Orders, in a way that allows to determine in a compensation policy that with regard to an office holder who is not a director nor a CEO, a compensation policy may determine cash variable component to be paid, partially or in full, according to immeasurable criteria taking into account the office holder's contribution to the company – the company shall be entitled to approve to deputy CEO's in the Company performance based or bonuses according to the CEO's personal evaluation in a rate of up to 100% of the total performance based compensation to which the deputy CEO's may be entitled to, if at all.

3  See note 3 above.

It is clarified that failure to comply with the minimum threshold of at least 75% of a specific target shall not entitle the Executive to payment of a bonus in respect of the said target. In the event of compliance at a rate of 75% or more with a specific target, the annual On Target Cash Plan shall be calculated in accordance with a key (i.e. Linear, Steps, etc.) which shall determine – in relation to the point of compliance with the target – the amount of the bonus in terms of a percentage of the Executive annual base salary, all as shall be set forth in the On Target Cash Plan. In this respect, the Compensation Committee and the Board of Directors shall have the right to determine a higher (but not lower) entitltlement threshold.

The annual bonus shall be paid to the office Holder in the following manner:

-	80% of the amount of the annual bonus will be paid following the approval by the Board of Directors of the Company, of the financial statements of the relevant year (“Current Year Bonus”).

-
20% of the amount of the annual bonus shall be deferred by one year, and shall be paid following the approval by the Board of Directors of the Company of the financial statements of such year (“Deferred Bonus”).

The Office Holder's eligibility to the payment of the Deferred Bonus shall be subject to the following cumulative conditions: (i) the Company recorded a positive net profit for the following year; and (ii) the Office Holder had not ceased to provide services to the Company during the year in which the Deferred Bonus is paid resulting from one of the followings: (a) the Office Holder had not terminated the engagement with the Company; or (b) the Company had not terminated the engagement with the Office Holder for "Cause" (as defined in section 9.4.12 below) .

For the avoidance of doubt, it is hereby clarified that the payment of the Deferred Bonus shall be in addition to any payment of compensation to which the Office Holder shall be entitled with respect to the relevant following year, and the payment of the Deferred Bonus shall not have any effect on the manner of calculation of the compensation for the relevant following year.

With regard to the Company's Executives, excluding its Active Chairman and the CEO, their Personal ~~KPIs~~ Targets for the On Target Cash Plan shall be determined annualy by the Compensation Committee and the Board of Directors and in accordance with two or more key targets specifically relevant for each Executive  ("the Personal Target"). Such targets may include compliance with the Company's budget, operational efficiency, inventory management, new sales, existing customers, financial management, collection, etc.

With regard to each one of the Personal measurable targets, reference points shall be determined in terms of numerical values, so that compliance with the precise numerical target as determined in the On Target Cash Plan shall constitute compliance with 100% of the target, and also, numerical values shall be determined which will constitute the lower threshold for compliance with the target. The actual rate of compliance with the targets shall be calculated in accordance with the said reference points.

It is clarified that failure to comply with the minimum threshold of at least 75% of a specific target shall not entitle the Executive to payment of a bonus in respect of the said target. In the event of compliance at a rate of 75% or more with a specific target, the annual On Target Cash Plan shall be calculated in accordance with a key (i.e. Linear, Steps, etc.) which shall determine – in relation to the point of compliance with the target – the amount of the bonus in terms of a percentage of the Executive annual base salary, all as shall be set forth in the On Target Cash Plan.

9.4.5.
Personal evaluation: the Company's CEO shall present his personal evaluation of Executive reporting to the CEO to the Company's Compensation Committee and to the Board of Directos. This evaluation shall relate, inter alia, to nonfinancial indices, including the Executive's long term contribution and his/her long term performance. The CEO's personal evaluation shall be presented to the Compensation Committee and to the Board of Directors by the Chairman of the Board, according to the evaluation principles set above with relation to all other Executives.

9.4.6.	It is hereby clarified that the aggregate weight to be assigned to all three of the aforesaid categories in a cash incentives formula shall be 100%.

The breakdown of the targets in each measurable category and the relative weight of each of the measurable categories shall be tailored to each Executive individually, no later than approval of the Company's annual consolidated audited financial reports, depending on the seniority of the Executive and the organizational division to which the Executive is assigned or that is under his purview.

It is hereby clarified, that a maximum change of 10% of the relative weight of each of the measurable categories shall not be deemed a material change in the terms of employement.

9.4.7.
In the event that the Company's strategic targets shall be amended by the Board of Directors during a particular year and/or there is a change to the Executive’s responsibilities and/or scope of employment  - the Board of Directors shall have the authorization to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan.

~~9.4.8.~~
~~The Board of Directors may annually amend the threshold(s) with respect to each specific target of the Company Targets and/or at the Personal Targets under which no payments shall be distributed in respect of the said target.~~

~~9.4.9.~~
~~Adjustment to each specific target at the Company Target and/or at the Personal Targets may be made, when applicable, following major acquisitions, organizational changes or material change in the business environment.~~

~~9.4.10.~~
9.4.8.The Board of Directors will be authorized to define certain events as exceptional and extra-ordinary to the Company’s ordinary course of business, in which case the compensation committee will have the ability to adjust their impact when calculating any of the Company’s targets and Personal ~~KPI~~Targets. It shall be noted that Company’s Targets and/or Personal Targets impacted by this section with respect to the Active Chairman and CEO, shall be brought for the approval of the General Meeting in accordance with the Law.

~~9.4.11.~~
9.4.9. The entitlement to the On Target Cash Plan in respect of a particular year shall be conferred on an Executive where such Executive rendered services or was employed with the Company for a period of at least 6 months during that particular year - and the amount thereof shall be relative to the period of employment with the Company during that particular year.

~~9.4.12.~~
9.4.10. In the event of termination of the relationship following "Cause" as defined below, such Executive shall not be entitled to any payments in accordance with his/her On Target Cash Plan which have not yet been paid prior to the date of said termination, unless otherwise determined by the Board of Directors.

"Cause" means the following: termination due to: (i) an Executive's conviction of, or plea of guilty or nolo contendere to, a felony (ii) performance by an Executive of an illegal act, dishonesty, or fraud which could cause significant economic injury to the Company; (iii) an Executive's insubordination, refusal to perform his or her duties or responsibilities for any reason other than illness or incapacity or materially unsatisfactory performance of his or her duties for the Company; (iv) continuing willful and deliverate failure by the Executive to perform the Executive's duties in any material respect, provided that the Executive is given notice and an opportunity to effectuate a cure as determined by the Company; or (v) an Executive's willful misconduct with regard to the Company that could have a material adverse effect on the Company.

9.4.11.
For the avoidance of doubt, it is hereby clarified that payments under the On Target Cash Plan shall not be deemed to be a salary, for all intents and purposes, and it shall not confer any social rights.

~~9.4.13.~~
9.4.12. The Company will include in its year-end filings (i.e. Annual 20F), with respect to the Active Chairman and the CEO, an explanation as to how their On Target Cash Plan was calculated, including: their predetermined Company Targets, Personal Targets and Personal Evaluation for that particular year; the mix and weights; and the extent of achieving them.

Equity Based Compensation

9.5.
The Company may grant its Executives, from time to time, equity based compensation, which may include any type of equity, including, without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), either under the Company's existing 2012 Stock Option Plan or future equity plan (as may be adopted by the Company), and subject to any applicable law.

9.6.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.7.
Equity Based Components for Executives shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest in installments throughout a period which shall not be shorter than 3 years with at least a 1 year cliff, taking into account adequate incentives in a long term perspective.

9.8.
The total yearly Equity Value granted shall not exceed with respect to the Active Chairman, the CEO and each other Executive, at the time of grant 40% of their respective annual base salary (in accordance with the table set forth in clause 8.4 above).

9.9.	The maximum dilution as a result of grant of the equity based compensation to Executives shall not exceed 15%.

9.10.
The terms of Equity Based Components may include provisions regarding vesting acceleration ~~in certain circumstances of termination of employment or services initiated by the Company or~~ as a result of change of control and shall be limited to 50% of the then remaining unvested options which have not been vested yet.

9.11.
The exercise price of the options granted shall be determined by the Company and shall not be less than the higher of (a) 5% above the average closing price of the Company's share in the 30 trading days preceding the date of the Board of Directors' approval of the equity grant; (b) 5% above the share price on the date of the grant.

9.12.
In the event of the termination of the employer – employee relationship or rendering services to the Company's group during the relevant year, the grantee shall be entitled to the options which were allocated in his/her regard, where the date of entitlement in respect of the said options occurred prior to the date of the actual termination, and to exercise them into shares of the Company up until the earlier of: (1) 90 days from the date of the actual termination; (2) the expiration of their exercise period. The grantee shall be entitled to count the shares which were allocated for him only if the date of entitlement in respect thereof occurred prior to the date of the actual termination.

9.13.
In the event of the termination of the relationship following Cause– and even if the date of entitlement to the options has fallen due, in whole or in part, and they have not yet been exercised into shares, the options which have not yet been exercised prior to the expiration of the exercise period shall expire.

9.14.	For the avoidance of doubt, it is hereby clarified that the annual equity compensation shall not be deemed to be a salary, for all intents and purposes, and it shall not confer any social rights.

10.	Separation Package

10.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Active Chairman or the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.
Other than payments required under any applicable law, local practices, transfer or release of pension funds, manager's insurance policies, etc. - the maximum Separation Package of each Executive, CEO or the Active Chairman shall not exceed the value of 25% the Total Compensation of such an Executive, CEO or Active Chairman, respectively.

11.	Notice Period in Termination

As a guideline, the notice period for the termination of an Executive shall not exceed six months or payment in lieu of such notice. During the notice period, the Executive shall be required to continue his services or employment with the Company, unless otherwise determined by the Board of Directors.

12.	Others

12.1.
Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, schooling allowance, car or transportation allowance, home leave visit, health insurance for executive and family, etc, all as reasonable and customary for the relocated country and in accordance with the Company's relocation practices, as shall be approved by the Compensation Committee and Board of Directors.

12.2.
Special Bonus - Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of a new Executive ("Sign On"), the grant of a onetime cash incentive, of up to 10% the Executive's annual base salary.

13.	Clawback Policy

13.1.
In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-years period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform to the current year presentation, or discretionary accounting changes.

13.2.
Our Compensation Committee and Board of Directors shall be authorized to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved.

III.	Director Remuneration:

Our directors may be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

14.	Cash Compensation:

14.1.
The Company’s non-executive directors may be entitled to receive an annual cash fee and a participation fee for each meeting in accordance with the amounts set forth in the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors) -2000 ("the Compensation Regulations"), and taking into account their definition as "expert director" according to the Compensation Regulations.

14.2.
The Company’s directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors, all in accordance with the Compensation Regulations.

15.
Equity Based Compensation:

The Company’s non-executive directors, i.e. excluding external and independent, may be entitled to receive equal annual equity based compensation, which value shall not exceed at the time of grant 10% of the total annual cash fee detailed in section 13.1 above.

16.
Active Chairman Compensation:

The Active Chairman may be entitled to a compensation in accordance with the criterias as detailed in Section 4, 8 and 9 above, in accordance with his/her scope of employment and relative maximum compensation. The Active Chairman's compensation shall be determined in accordance with his scope of activity, areas of responsibilities in the Company, as well as his experience and expertise. In any event, the total compensation of the Active Chairman shall not be less than the monthly compensation paid to a director in the Company.

IV.	Indemnification & Insurance

17.
The Office Holders shall be entitled to a directors and officers indemnification up to the maximum amount permitted by law, D&O insurance as shall be approved at the Board of Director's discretion, all in accordance with any applicable law and the Company’s articles of association.

18.	With respect to the D&O policy-

18.1.
The D&O insurance may provide group insurance to the Company and its affiliates and alongside the Company's D&O it is possible that D&O of the affiliates may also be insured. In the event the D&O insurance shall provide such group insurance, the annual premium shall be relatively divided between the different companies based on the decision of the Company's management taking into account the recommendation of the Company's external insurance advisors.

18.2.	The limits of liability shall not exceed USD 25 million.

18.3.	The deductible in Canada and the United States shall not exceed USD 100,000 and in the rest of the world USD 80,000. In securities claims, the deductible shall not exceed USD 200,000.

18.4.
The annual premium for the D&O policy shall be in accordance with market conditions. The Company shall retain the assistance of the Company's external isurance advisors in determining market conditions.

18.5.
Any purchase of D&O insurance or its renewal during the term of this Policy shall not be brought to additional approval of the General Meeting provided that the Policy shall be approved by the General Meeting and that the Compensation Committee has approved that the purchased D&O insurance meet the conditions detailed above.

19.	Each of our Office Holders shall be entitled to the same indemnification terms and insurance policy coverage, all as may be approved from time to time.

Appendix A

TAT Technologies Ltd
Comparative Research - Senior Management
Compensation & Benefits
July 2013

03.07.2013
To
TAT Technologies Ltd.
In accordance with a request by TAT Technologies Ltd (hereinafter: "the Company" or “TAT"), BDO
Ziv Haft Consulting & Management Ltd. (hereinafter: "BDO") have conducted a survey amongst similar companies concerning the compensation and benefits plan for the position of BOD Chairman and CEO.
In this study you will find:
 • An overview of TAT Technologies Ltd.
 • Identification of the comparison group - main issues.
 • Compensation plans details and survey findings.
Yours sincerely,
Keren Kibovich, Partner
BDO Consulting Group

TAT Technologies - General Overview

▪ TAT Technologies was established in 1969.
▪ The Company, together with its subsidiaries, provides various products and services to the commercial and military aerospace and defense industries worldwide. It engages in the design, development, manufacture, and sale of heat transfer components, heat dissipation equipment and other electronic and mechanical aircraft accessories.
▪ The following table presents the Company's financial balances as of December 31st, 2011-
 2012 (NIS, Thousands):
▪ The Market Value of TAT Technologies is NIS 228,323 thousands as of 3rd July 2013.
Year
Market
Value
Total
Balance
Equity
Income
Operating
Profit
Net
Income
2012
184,234
401,339
317,439
328,213
15,869
(6,615)
2011
138,572
440,642
330,020
168,421
(5,691)
(5,061)
Financial Parameters as of December 31, 2011-2012

TAT Technologies - General Overview
The Company's holding structure:
TAT Technologies Ltd.

Background - Executive Compensation In Israel
Executive compensations are determined by the Board of Directors and include a number of components including: salary, performance-based bonus, options payments based on performance or stock-based options.
The decision of the combination of these elements depends on several variables including company’s sector, strategy, corporate culture, shareholders expectations, laws applicable to the company, income tax laws and accounting standards.
The evaluation of Executives Compensation & Benefit Plan generally refers to the following criteria:
a)Performance and contribution of the executive within the company’s activity.
b)Evaluating the  executives' contribution to the company (evaluated by the Board of Directors).
c)The executive’s education, experience and training.
d)The complexity of the company.
e)Comparison of executive Compensation & Benefit Plan to equivalent positions in similar Industrial companies in the Israel.

Background - Executives Compensation & Benefits
Plan
The Compensation & Benefits Plan is determined by the directors of the Company and includes several components (here after “Compensation Package”):
▪Basic Salary: which measures by the employer’s cost and includes annual salary, social benefits, vehicle expenditure etc.
▪Stock Base Payment: a non-cash compensation. Restrictions on the option (such as vesting and limited transferability) attempt to align the holder's interest with those of the business shareholders.
▪Variable Bonus or Other: A variable bonus is paid according the performance achieved during the year.
This performance-related or profits-related bonus is mostly based on individual or general performance indicators. In principle, the variable bonus is never a guaranteed amount.

Background - Executives Compensation & Benefits
Plan

Executive Compensation & Benefits Plan- Analysis

The purpose of this engagement is to assist TAT with its decision making regarding the Executives
Compensation & Benefits Plan. In order to provide the Company with key instruments in this decision making process, we have conducted a comparative research between several executive compensation and benefits plans using similar companies within the industry sector.

Stock Base
Payment
bonus
Basic Salary/
management fee
Compensation Plans Survey- BDO Consulting Group
A research conducted by BDO Consulting Group on Compensation Plans between 2008-2012, indicates a positive and strong correlation between the Compensation Packages and performance among the top five managers of public companies rated by Tel Aviv 100 index.
The following graph presents the Compensation Package components in public companies rated in the Tel
Aviv 100 index:

Compensation Plans Survey- BDO Consulting Group
▪ The research results also indicate that between 2008- 2012 there was a 42% increase in the fixed salary component. That was in contrast to other variable salary components (bonus and Stock base payment)
 which became volatile over these years- as a result of macro-economic effects and due to companies actual performances. For example, stock based payments and annual bonuses decreased between 2010 and 2012, similar to the decline in the TA-100 index.
▪ The average compensation package among TA 100 companies, by each package component, is presented in the following graph to the years 2008-2012 (NIS Thousands):

Comparison Group Identification
 About the Comparison Group
 ▪ In order to create a reliable comparison group, a number of companies were identified.
 ▪ The comparison group includes companies which were chosen according to the following criteria:
 1.Company sector - the companies’ activity was a leading criteria. The selected companies are all part of the industry sector (market subsector: electrical, metal & construction materials, wood, paper & print and chemistry, rubber and plastics).
 2.Market Value - Companies with a market value ranging between NIS 45-375 million were selected.
 3.Total Income- Companies with a total income ranging between NIS 0.66-1 billion were selected.
 4.Total Balance- Companies with a total Balance ranging between NIS 85-841 million were selected.

Comparison Group Identification
▪ Standardizations
     For executives who work part of the year or a part-time job, the salary was standardized to reflect the whole year or a full-time job, respectively.
     Important to note, only Israeli publicly traded companies in TASE were identified.
▪ Chairman of the Board:
 The Chairman of the Board is a unique position of trust and status which normally does not consist of full time employment. The percentage of time of the position does not necessarily reflect the Chairman's time investment, which often changes from month to month.

 The comparative study below presents two different compensation situations, firstly the actual compensation and secondly, the compensation has been adjusted to present full time employment.

Chairman
Compensation

Compensation Plans - Chairman
10 Chairmen from comparison companies were selected (NIS Thousands)- actual compensation for 2012:

Company Name
Market Subsector
Basic
Wage
Bonus
Stock base
payment
Total
Name
% Equity
Full/ Part
Time
Market
Value
Total
Balance
Equity
Income
Operating
Profit
Net
Income
Shalag
Wood, paper and
print
182
182
Ze'ev Markman
0%
9.32%
265,429
344,634
153,868
411,135
35,919
28,754
Spuntech
Wood, paper and
print
1,393
1,393
Yechezkel
Nisan
0%
Not defined
246,495
360,739
96,305
473,092
53,695
35,127
HAMAT GROUP
Metal &
Construction
materials
720
720
Yoav Golan
63.98%
66%
199,535
277,981
130,615
258,937
42,840
30,495
AFCON HOLDINGS
Electrical
1,055
1,055
Shlomo
Shmeltzer
62.02%
Part Time
157,462
841,762
228,453
1,027,927
53,125
32,670
Golan Plastic
Chemistry, rubber
and plastics
189
189
Yonatan
Melamed
0%
20%
152,143
283,878
163,009
288,831
24,468
19,439
MIDDLE EAST TUBE CO
Metal &
Construction
materials
1,548
1,548
Management
Company -
Chairman + 3
Directors
50.97%
60%
135,764
494,463
198,766
579,428
51,000
27,759
Ginegar
Chemistry, rubber
and plastics
679
180
859
Shmuel
Voldinger
0.03%
35%
134,943
656,074
179,132
693,775
41,969
26,511
Company -
Chairman +
Director
Kafrit
Chemistry, rubber
and plastics
587
61
50
698
Ram Balinkov
0.26%
30%
97,985
344,085
113,366
690,247
32,466
13,089
Average Chiarman
839
121
50
868
178,847
460,378
169,260
542,084
40,396
24,080
Thousand NIS 2012

Findings - Chairman

The following table presents the Chairman’s compensations in comparison group according to quartiles.
The annual average total wage for Chairman in comparison group 2012 was NIS 868 thousands.
As mentioned, the compensation data shown in the table above reflects the actual compensation for 2012 (Namely has not been adjusted to present full time employment).
Number of
companies
Min
1st
Quartile
Median
Benchmark's
Average
3rd
Quartile
Max
Basic Wage
14
182
507
700
839
1,309
1,560
Bonus
11
61
91
121
121
150
180
Stock base payment
6
50
50
50
50
50
50
Total Wage
182
535
790
868
1,309
1,560

Compensation Plans - Chairman of TAT Vs.
Comparison Group

The following chart presents the Chairman’s Compensation in the Comparison Group:

Compensation Plans - Chairman
10 Chairmen from comparison companies were selected (NIS Thousands)- the compensation has been adjusted to present full time employment:
Company Name
Market Subsector
Basic
Wage
Bonus
Stock base
payment
Total
Name
% Equity
Full/ Part
Time
Market
Value
Total
Balance
Equity
Income
Operating
Profit
Net
Income
Shalag
Wood, paper and
print
1,953
1,953
Ze'ev Markman
0%
9.32%
265,429
344,634
153,868
411,135
35,919
28,754
Spuntech
Wood, paper and
print
1,393
1,393
Yechezkel
Nisan
0%
Not defined
246,495
360,739
96,305
473,092
53,695
35,127
Construction
materials
AFCON HOLDINGS
Electrical
1,055
1,055
Shlomo
Shmeltzer
62.02%
Part Time
157,462
841,762
228,453
1,027,927
53,125
32,670
Golan Plastic
Chemistry, rubber
and plastics
946
946
Yonatan
Melamed
0%
20%
152,143
283,878
163,009
288,831
24,468
19,439
MIDDLE EAST TUBE CO
Metal &
Construction
materials
2,580
2,580
Management
Company -
Chairman + 3
Directors
50.97%
60%
135,764
494,463
198,766
579,428
51,000
27,759
and plastics
Voldinger
E.SCHNAPP CO. WORKS
Electrical
480
480
Management
Company -
Chairman +
Director
33.6%
As required
114,356
377,762
171,075
221,350
19,280
12,296
Kafrit
Chemistry, rubber
and plastics
1,957
61
50
2,068
Ram Balinkov
0.26%
30%
97,985
344,085
113,366
690,247
32,466
13,089
Average Chairman
1,496
121
50
1,525
178,847
460,378
169,260
542,084
40,396
24,080

Findings - Chairman

The following table presents the Chairman’s compensations in comparison group according to quartiles
The annual average total wage for Chairman in 2012 was NIS 1,525 thousands.
As mentioned, the compensation data shown in the table above has been adjusted to present full time employment.
Number of
companies
Min
1st
Quartile
Median
Benchmark's
Average
3rd
Quartile
Max
Basic Wage
14
480
1,064
1,477
1,496
1,950
2,580
Bonus
11
61
91
121
121
150
180
Stock base payment
6
50
50
50
50
50
50
Total Wage
480
1,064
1,477
1,525
2,039
2,580

Compensation Plans - Chairman of TAT Vs.
Comparison Group

The following chart presents the Chairman’s Compensation in the Comparison Group:

CEO Compensation

Compensation Plans - CEO
14 CEOs from comparison companies were selected (NIS Thousands):

Company Name
Market Subsector
Basic
Wage
Bonus
Stock base
payment
Total
Name
% Equity
Market
Value
Total
Balance
Equity
Income
Operating
Profit
Net
Income
CANADA)
Construction
KLIL INDUSTRIES
Metal &
Construction
1,215
1,325
120
2,660
Arie
Reichman
1.82%
314,395
261,810
191,091
356,989
59,495
42,606
Mer
Electrical
1,089
1,089
Adi Barak
0%
284,358
622,400
258,007
776,121
49,201
14,664
HAMAT GROUP
Metal &
Construction
1,172
537
411
2,120
Yigal Moran
0%
199,535
277,981
130,615
258,937
42,840
30,495
INDUSTRIES
Construction
AFCON HOLDINGS
Electrical
1,475
309
1,784
Moshe Haick
0.14%
157,462
841,762
228,453
1,027,927
53,125
32,670
MIDDLE EAST TUBE CO
Metal &
Construction
1,147
710
270
2,127
Itzik Molcho
0%
135,764
494,463
198,766
579,428
51,000
27,759
HOLDINGS
Construction

Shacham

Company Name
Market Subsector
Basic
Wage
Bonus
Stock base
payment
Total
Name
% Equity
Market
Value
Total
Balance
Equity
Income
Operating
Profit
Net
Income
Rosenshein
TADIR-GAN (PRECISION
PRODUCTS) 1993
Metal &
Construction
837
181
1,018
Avi Livne
0%
100,447
237,932
72,769
226,210
(9,767)
(12,250)
ELECTRONIC INDUSTRIES
ELSPEC ENGINEERING
Electrical
1,020
360
1,380
Yoram Harary
35.39%
80,480
85,765
67,286
66,505
10,328
10,252
BRAND INDUSTRIES
Metal &
Construction
1,017
87
1,104
Chaim Brand
0%
70,630
174,476
41,521
260,964
2,337
(13,208)
SYNERGY CABLES
Metal &
Construction
1,790
272
2,062
Steven Stone
0.06%
44,357
305,684
69,497
626,688
26,777
12,883
Average CEO
1,191
440
222
1,632
163,175
357,092
151,603
383,756
27,923
16,642
CEO TAT Technologies
1,067
308
4
1,379
Itzik Maaravi
0%
184,234
401,339
317,439
328,213
15,869
(6,615)

Findings - CEO

The annual average total wage for TAT Technologies’ CEO in 2012 was NIS 1,379 Thousands.
The following table presents the CEO’s compensations in comparison group according to quartiles:
Number of
companies
Min
1st
Quartile
Median
Benchmark's
Average
3rd
Quartile
Max
TAT
Technologies
CEO
Bonus
11
46
246
360
440
509
1,325
308
Stock base payment
6
87
132
220
222
272
411
4
Total Wage
816
1,093
1,582
1,632
2,125
2,660
1,379

Compensation Plans - CEO of TAT Technologies Vs.
Comparison Group

The following chart presents the CEO’s Compensation Plan for 2012 vs. the Comparison Group: